UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41927

SU Group Holdings Limited

(Registrant’s Name)

7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 13, 2026, SU Group Holdings Limited (the “Company”) furnished a report on Form 6-K, Accession No. 0001753926-26-000859 (the “Original Report”). Due to an administrative error, the incorrect documents for Exhibits 4.1 and 4.2 were furnished with the Original Report. This Amendment No. 1 to the Original Report on Form 6-K (this “Amendment”) is being furnished solely to furnish the correct documents for Exhibits 4.1 and 4.2. Except as specifically described in this explanatory note, this Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original Report.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1*	Form of Placement Agency Agreement
4.1	Form of Pre-funded Warrant
4.2	Form of Warrant
10.1*	Form of Securities Purchase Agreement
10.2*	Form of Registration Rights Agreement
10.3*	Form of Escrow Agreement
99.1*	Press Release, dated May 11, 2026
99.2*	Press Release, dated May 13, 2026

* Previously furnished

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU GROUP HOLDINGS LIMITED

Date: May 27, 2026	By:	/s/ Chan Ming Dave
Chan Ming Dave
Chief Executive Officer